UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934 [Fee Waived]

For the Fiscal Year Ended December 31, 2008

Commission File Number 0-1928

Full Title of the Plan:

THE AES CORPORATION RETIREMENT SAVINGS PLAN

Name of Issuer of the Securities Held Pursuant to the Plan

and the Address of its Principal Executive Office:

THE AES CORPORATION

4300 Wilson Boulevard

Arlington, VA 22203

The AES Corporation

Retirement Savings Plan

Financial Statements as of December 31,

2008 and 2007, and for the Year Ended December 31, 2008, and

Supplemental Schedules as of and for the Year Ended December 31, 2008, and

Reports of Independent Registered Public Accounting Firms

THE AES CORPORATION RETIREMENT SAVINGS PLAN

Schedules required by the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of The AES Corporation Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of The AES Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2008 and of reportable transactions for the year ended December 31, 2008 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

McLean, Virginia

June 26, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

The AES Corporation Retirement Savings Plan

Arlington, VA

We have audited the accompanying statement of net assets available for benefits of The AES Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2007. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

McLean, VA

June 30, 2008

THE AES CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Cash and other	$170,966	$586,563
Investments-at fair value	245,336,531	425,784,820

Total cash and investments	245,507,497	426,371,383

RECEIVABLES:
Participant contributions	728,710	1,185,231
Employer contributions	14,402,104	13,008,536
Receivables for securities sold	127,019	928,644

Total receivables	15,257,833	15,122,411

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	260,765,330	441,493,794

Adjustments from fair value to contract value for fully benefit responsive investment contracts	5,327,318	348,824

NET ASSETS AVAILABLE FOR BENEFITS	$266,092,648	$441,842,618

See accompanying notes to financial statements

THE AES CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

2008
ADDITIONS:
Contributions:
Participant	$15,812,074
Employer	25,004,291

Total contributions	40,816,365

Interest and dividends	9,083,133

Total additions	49,899,498

DEDUCTIONS:
Benefits paid to participants	(28,154,692)
Net depreciation in fair value of investments	(197,494,776)

DECREASE IN NET ASSETS	(175,749,970)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	441,842,618

End of year	$266,092,648

See accompanying notes to financial statements

THE AES CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.	PLAN DESCRIPTION

The AES Corporation Retirement Savings Plan (the “Plan”), formerly named The AES Corporation Profit Sharing and Stock Ownership Plan, was established on April 1, 1989.

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan that covers all regularly scheduled full-time and part-time employees of The AES Corporation (the “Company” or “AES”) and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan amended the default investment to Vanguard Target Retirement Funds from The Merrill Lynch Retirement Preservation Trust, effective March 1, 2008.

Contributions—Participants may make pre-tax contributions to the Plan up to the lesser of an annual maximum determined by the Internal Revenue Service, or 20% of a participant’s salary. Participants may also make after-tax contributions to the Plan up to an annual maximum determined by the Internal Revenue Service. During 2008 and 2007, the Company matched up to 5% of each participant’s compensation, as defined by the Plan, up to an annual maximum determined by the Internal Revenue Service. Matching contributions made by the Company are made in common stock of AES.

In addition, unless otherwise provided under the Plan, the Company may make profit sharing contributions to the Plan that are allocated to a participant’s account, on the basis of the participant’s compensation, as defined by the Plan, up to an annual maximum determined by the Internal Revenue Service. Profit-sharing contributions are made in the Company’s common stock. During 2008 and 2007, the Company contributed 8% and 9.5% of employee’s compensation as profit sharing allocations, respectively. Total contributions for December 31, 2008 included employee rollover contributions of $718,457.

Participant Accounts—Each participant’s account is credited with the participant’s and the employer’s contributions and an allocation of the Plan’s earnings or losses. The allocation of earnings or losses is based on the balance of each investment type in the participant’s account. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account. See the vesting provisions below.

Cash and Other—Represents the Plan’s cash and earned interest that has not yet been allocated to the participants.

Investments—The Plan is intended to constitute a Section 404(c) plan within the meaning of ERISA Section 404(c) and the regulations issued thereunder. These regulations provide relief from certain fiduciary liability to fiduciaries of individual account plans that (i) provide participants a broad range of investment alternatives, and (ii) allow participants to exercise independent control over the investment of the assets in their individual accounts.

Under the terms of the Plan, participants can choose to invest their contributions in common stock of AES and various mutual funds and collective trust funds. Participants also have the option of establishing a self-directed account which is invested pursuant to the participant’s instructions. Company contributions are automatically initially invested in AES common stock.

Vesting—Participants are immediately vested in their pre-tax, after-tax and matching contributions including earnings thereon. Vesting in employer profit sharing contributions is based on years of credited service. A participant vests 20% per year of service and is fully vested after five years of credited service or upon attainment of normal retirement age. The Plan amended its method of determining vesting service from the hours-of –service method to the elapsed time method effective as of January 1, 2008.

Participant Loans—Participants may obtain up to three loans from the Plan in aggregate amounts up to the lesser of (a) $50,000 or (b) 50% of the participant’s vested account balance. The loans are collateralized by the balance in the participant’s account and bear a fixed interest rate, based on the federal prime lending rate plus 1/2%, determined at the commencement of the loan. Interest on all loans is allocated to the participant’s account from which the loan was funded. Principal and interest are paid ratably through payroll deductions. Interest rates on outstanding loans as of December 31, 2008, ranged from 4.50% to 10.00% with maturities ranging from 2009 to 2018.

Payment of Benefits—If the value of a participant’s vested account balance does not exceed $1,000, on termination of employment other than due to death of the participant, such amount will generally be distributed in a cash lump sum; provided, however, if the participant’s vested account balance is between $1,001 and $5,000 and the participant fails to elect a direct rollover or to receive a cash lump sum payment, the Plan will make an automatic rollover to an IRA with Merrill Lynch on the participant’s behalf. If the value of a participant’s vested account balance exceeds $5,000, on termination of employment other than due to death of the participant, the participant may elect to (i) receive a lump-sum amount in common stock of AES, cash or a combination of both, equal to the value of the participant’s vested account balance in his or her account or (ii) receive benefits in monthly, quarterly, semiannual or annual installments over a period not to exceed 25 years or the participant’s life expectancy. On termination of employment due to death, however, the participant’s entire interest will generally be distributed no later than five years after the participant’s death if distributions have not already commenced and will be distributed at least as rapidly as under the method of distribution being used if distributions have commenced. At December 31, 2008 and 2007 there were benefits due to participants who had withdrawn from participation in the plan of $19,742 and $473,442, respectively that were payable and not yet disbursed at year-end.

Forfeitures—At December 31, 2008 and 2007, forfeited nonvested accounts totaled $1,041,894 and $3,945,340, respectively. Forfeitures from nonvested accounts that were added from terminated participant accounts during the year ended December 31, 2008 and 2007 were $1,231,749 and $3,946,630, respectively. In 2007 forfeitures included $3,259,798 of cumulative unvested employer contributions and earnings from terminated participants that were not forfeited in prior years. Forfeitures are applied to reduce future Company contributions. During the year ended December 31, 2008 and 2007, employer contributions were reduced by balances forfeited from terminated participant’s nonvested accounts that were reallocated amongst remaining participants of $3,568,458 and $548,024, respectively.

Voting Rights—The Plan provides that each participant is entitled to direct the Trustee as to the manner in which voting rights are exercised with respect to shares of employer stock allocated to his or her account. The Trustee does not vote any allocated shares for which timely instructions have not been given by a participant. The Plan provides that voting rights with respect to unallocated shares will be exercised in the same manner and proportion that voting rights are exercised with respect to shares allocated to participants’ accounts.

Administration—The Plan is administered by an Administrative Committee appointed pursuant to delegated Board authority of the Company’s Chief Executive Officer. Merrill Lynch Trust Company (“Merrill Lynch”) is the Plan Trustee.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

New Accounting Guidance—In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement, (“SFAS No. 157”). SFAS No. 157 provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. The standard establishes a fair value hierarchy that prioritizes the information used to develop assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy, with expanded disclosure for those measurements based on unobservable data. This standard was effective to the Plan’s financial statements beginning January 1, 2008 and the appropriate disclosures are incorporated in these financial statements.

In February 2008, the Financial Accounting Standards Board (“FASB”) issued FSP No. 157-2, Effective Date of FASB Statement No. 157 (“FSP No. 157-2”), which delays the effective date of SFAS No. 157, Fair Value Measurements (“SFAS No. 157”) for all nonrecurring fair value measurements of nonfinancial assets and liabilities until fiscal years beginning after November 15, 2008, or January 1, 2009 for the Plan. This FSP does not have an impact on the Plan’s assets or liabilities as the Plan does not have any nonfinancial assets or liabilities that must be measured at fair value.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133 (“SFAS No. 161”), which expanded the disclosure requirements under SFAS No. 133. The enhanced quantitative and qualitative disclosures will include how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for the Plan on January 1, 2009. SFAS No. 161 also amends SFAS No. 107, Disclosures about Fair Value Instruments (“SFAS No. 107”), to clarify that derivative instruments are subject to SFAS No. 107 disclosure requirements regarding concentration of credit risk. SFAS No. 161 does not have any impact as the Plan currently does not have any derivative instruments.

In October 2008, the FASB issued FSP No. 157-3 Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active (“FSP No. 157-3”), which clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The guidance emphasizes that determining fair value in an inactive market depends on the facts and circumstances and may require the use of significant judgments. FSP No. 157-3 became effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of FSP No. 157-3 did not have a material impact on the Plan.

In April 2009, the FASB issued FSP FAS No. 157-4 Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly (“FSP FAS No. 157-4”), which provides additional guidance for estimating fair value under SFAS No. 157, when the volume and level of activity for the asset or liability have significantly decreased. FSP FAS No. 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 is effective for interim and annual periods ending after June 15, 2009. AES is currently evaluating the future impact of FSP FAS 157-4 but at this time does not believe the impact will be material to the Plan.

Valuation of Investments—The Plan’s investments are stated at fair value, except as otherwise noted. Fair value, as defined in SFAS No. 157, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market partipicants at the measurement date, or “exit price”. All money market and other mutual funds are stated at their quoted market prices which represent the net asset value of shares held by the Plan at December 31, 2008 and 2007. Common-collective trust funds (“CCTFs”) are stated at fair value as determined by the issuer of the CCTFs based upon the fair market value of the underlying investments. CCTFs with underlying investments in investment contracts are valued at fair market value of the contracts and then adjusted by the issuer to contract value.

The Plan’s Retirement Preservation Trust Fund (“The Fund”) is a CCTF. The Fund’s investments consist of traditional guaranteed investments contracts (“GICs”); separate account GICs, and synthetic GICs. Traditional GICs are issued by an insurance company and rely on the creditworthiness of the insurance company’s general account. Separate account GICs are issued by an insurance company, but rely on the creditworthiness of the investment in a separate account. Synthetic GICs are a combination of a portfolio of securities plus a wrapper contract issued by a financially responsible third-party (typically a financial institution) and money market instruments. In accordance with FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), fully benefit-responsive investment contracts are presented in the Plan’s financial statements at fair value and then adjusted to contract value.

The GICs held by the Fund are considered to be “fully benefit-responsive” investment contracts. The issuer maintains the contributions in a general account. The account is credited with participant contributions plus earnings and reduced for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed by the Plan. Contract value (cost plus accrued interest) is the relevant measurement attribute for the portion of the net assets that are considered to be fully benefit-responsive investment contracts provided the Fund is established as part of the AES Corporation Retirement Savings Plan and contract value represents the amount participants in the Fund would receive if they were to initiate permitted transactions under the term of the Plan. These investment contracts are recorded at fair value however, since they are fully benefit-responsive investment contracts, an adjustment is reflected on the face of the statements of net assets available for benefits to present these investments at contract value. The statement of changes in net assets available for benefits is presented on a contract value basis. The FSP does not require the presentation of a separate adjustment to adjust from fair value to contract value in the statement of changes in net assets available for benefits.

As aforementioned above SFAS No. 157 became effective for the Plan on January 1, 2008. SFAS No. 157 established a fair value hierarchy that prioritizes the information used to develop assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. The three levels within the hierarchy are defined as follows:

Level 1- Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market accessible by the Plan.

Level 2- Fair value is based on inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. These inputs can include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, adjusted quoted market prices or inputs from observable data such as interest rate, yield curves or default rates at commonly quoted intervals.

Level 3- Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable or less observable from objective sources. Unobservable inputs should only be used to the extent observable inputs are not available. These inputs reflect management’s judgment about the assumptions a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

All Plan investments are actively traded on an open market and are categorized as Level 1 in the fair value hierarchy with the exception of participant loans, the Merrill Lynch Equity Index Trust, Merrill Lynch Mid Cap S&P 400 Index Trust and the Merrill Lynch Retirement Preservation Trust collectively known as the CCTFs as aforementioned above. The fair value hierarchy levels of the CCTFs is determined based on the level of trade activity in the corresponding accounts and the assumption that Merrill Lynch is considered the principal market as all transactions per the CCTF agreements that take place with Merrill Lynch as the acting intermediary between the client and the CCTF investment advisor. Due to the level of activity for these CCTFs with the exception of Merrill Lynch Retirement Preservation Trust, these CCTFs are considered Level 1. The Merrill Lynch Retirement Preservation Trust consists of fully benefit responsive investment contracts that are adjusted to contract value on the statement of net assets available for benefits. These investments are considered Level 2 as there is a significant adjustment to the fair value for reporting purposes.

Loans to participants are stated at cost which approximates fair value and are considered Level 3.

The following table sets forth the Plan’s investments as of December 31, 2008 by type and by level within the fair value hierarchy:

	December 31, 2008	Quoted Market Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
The AES Corporation common stock	$92,218,369	$92,218,369	$—	$—
Merrill Lynch Common Collective Trust Funds	47,716,345	14,718,253	32,998,092	—
Self Directed Investments
Common Stock	7,099,147	7,099,147	—	—
Money Market	5,641,372	5,641,372	—	—
Mutual Funds	2,655,978	2,655,978	—	—
U.S. Government Securities	1,177,846	1,177,846	—	—
Other	304,600	304,600	—	—
Mutual Funds	80,726,206	80,726,206	—	—
Participant Loans	7,796,668	—	—	7,796,668

Total investments	$245,336,531	$204,541,771	$32,998,092	$7,796,668

The following table presents a reconciliation of the Plan’s Participant loans for the year ended December 31, 2008:

Level 3
Balance at December 31, 2007	$7,824,804
Total gains/losses (realized/unrealized)	—
Purchases, issuances and settlements	(28,136)
Asset transferred in (out) of Level 3	—

Balance at December 31, 2008	$7,796,668

The Company’s stock is traded on the New York Stock Exchange (“NYSE”). The Plan’s investment in the Company’s stock is stated at quoted market value. At December 31, 2008 and 2007, the quoted market value of the Company’s common stock was $8.24 and $21.39 per share, respectively.

All participant loans are valued at the outstanding loan balance.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s realized and unrealized gains and losses on investments bought and sold as well as those held during the year.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and those changes could materially affect the amounts reported in the statements of net assets available for plan benefits. The Plan has approximately $92 million in Plan sponsor’s stock as of December 31, 2008. The Plan is exposed to concentration risk that could be mitigated through further diversification.

Administrative Expenses—Administrative, legal, and other expenses of the Plan are paid by the Company, except for certain expenses paid by the Plan participants, such as loan initiation fees.

3.	INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007 are as follows:

	2008	2007
The AES Corporation common stock	$92,218,369	$230,444,338
Merrill Lynch Retirement Preservation Fund (2)	$38,325,410	$37,994,850
PIMCO Total Return Portfolio Institutional Mutual Fund	$19,044,566	$12,804,761
Blackrock Global Allocation I Mutual Fund	$13,332,542	$18,174,596

During the year ended December 31, 2008, the Plan’s investments depreciated in value as follows:

	Year ended 2008
The AES Corporation common stock	$(142,711,317)
Merrill Lynch Equity Trust Funds	(7,512,216)
Mutual Funds	(38,912,573)
Self Directed Investments
Common Stock	(6,769,310)
Money Market	(4,577)
Mutual Funds	(1,448,348)
U.S. Government Securities	36,030
Other	(172,465)

Net depreciation in fair value of investments	$(197,494,776	)(1)

(1)	Includes realized gains and (losses) on investments purchased and sold and unrealized gains and (losses) on investments held during the period.
(2)

As stated in Note 2—Summary of Significant Accounting Policies, the Plan’s Retirement Preservation Trust Fund is a CCTF comprised of GICs and money market instruments. These investments are recorded at fair value in the statements of net assets available for benefits with an adjustment to reflect the investments at their contract value. All investments are fully benefit - responsive and therefore carried at contract value in accordance with the FSP. Contract value represents contributions to the fund, plus accrued interest, less participant withdrawals. The fair values of the contracts was estimated to be $32,998,092 and $37,646,026 as of December 31, 2008 and 2007, respectively. This compares to contract values of $38,325,410 and $37,994,850 as of December 31, 2008 and 2007, respectively.

The interest rate credited to the participants is reset at least quarterly and in some cases may be reset more frequently. Inputs used to determine the crediting interest rate include each contract’s portfolio market value, current yield to maturity, duration and market value relative to contract value. At December 31, 2008 and 2007 the average yield earned by the trust was 9.49% and 5.50%, respectively. The average yield earned with an adjustment to reflect the actual interest rate credited to participants was 4.10% and 5.12%, at December 31, 2008 and 2007, respectively. The weighted average crediting interest rate was 4.28% and 5.25% as of December 31, 2008 and 2007, respectively.

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. At December 31, 2008 and 2007, the Plan held 11,191,550 and 10,773,461 shares, respectively, of AES common stock, the sponsoring employer, with a cost basis of $119,602,046 and $111,611,246, respectively.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.

6.	TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service on May 18, 2004. The Company believes that the Plan, as designed, amended and in operation, is in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan sponsor has indicated that it has taken all necessary steps to bring the Plan’s operations into compliance with the Code.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008:

Statement of net assets available for benefits:
Net assets available for benefits as stated on the financial statements	$266,092,648
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(5,327,318)

Net assets available for benefits as stated on Form 5500, at fair value	$260,765,330

Statements of changes in net assets available for benefits:
Decrease in net assets as stated on the financial statements	$(175,749,970)
Adjustment from contract value to fair value for fully benefit-responsive wrap contracts	(5,327,318)

Net loss as stated on Form 5500	$(181,077,288)

8.	SUBSEQUENT EVENTS

On January 1, 2009, Bank of America Corporation announced that it had completed its acquisition of Merrill Lynch & Company, the Plan Trustee.

******

THE AES CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturiy Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	The AES Corporation	Common stock, 11,191,550 shares	**	92,218,369
*	Merrill Lynch	Retirement Preservation Trust Fund 38,325,410 shares	**	38,325,410	(1)
*	Merrill Lynch	Equity Index Trust Tier 10 (Class A), 145,847 shares	**	10,439,748
*	Merrill Lynch	Mid-Cap S&P 400 Index Trust 2, 286,188 shares	**	4,278,505
	ING	International Value Fund (Class I), 1,043,970 shares	**	9,865,520
	Pimco	Total Institutional Return Fund (Admin Class), 1,878,162 shares	**	19,044,566
	Vanguard	Morgan Growth Yield Fund, 246,139 shares	**	8,617,311
	Vanguard	Target Income Retirement Fund, 6,302 shares	**	60,000
	Vanguard	2005 Target Retirement Fund, 1,244 shares	**	12,050
	Vanguard	2025 Target Retirement Fund, 15,669 shares	**	145,250
	Vanguard	2015 Target Retirement Fund, 23,698 shares	**	226,321
	Vanguard	2045 Target Retirement Fund, 7,469 shares	**	71,477
	Vanguard	2035 Target Retirement Fund. 33,602 shares	**	310,817
	Vanguard	2050 Target Retirement Fund, 2,603 shares	**	39,512
	Vanguard	2040 Target Retirement Fund, 5,288 shares	**	80,004
	Vanguard	2010 Target Retirement Fund, 1,841 shares	**	32,417
	Vanguard	2030 Target Retirement Fund, 66,340 shares	**	1,030,929
	Vanguard	2020 Target Retirement Fund, 6,140 shares	**	101,747
	Blackrock	Global Small Cap Fund, Inc. (Class I), 341,811 shares	**	5,021,210
	Blackrock	Global Allocation Fund, Inc. (Class I), 887,653 shares	**	13,332,542
	Blackrock	Balanced Capital Fund, Inc. (Class I), 311,989 shares	**	5,325,649
	Blackrock	Basic Value Fund, Inc. (Class I), 576,291 shares	**	10,402,057
	Lazard	Emerging Markets Fund. 90,505 shares	**	984,697
	UBS	US Small Cap Growth Fund. (Class Y), 195,591 shares	**	1,597,978
	Bank of America	Columbia Small Cap Value Fund, 500,470 shares	**	4,424,152
	Self Directed Investments			16,878,943
*	Participant loans	Interest (4.50%-10.00%), Maturity (2009-2018)	**	7,796,668

TOTAL				$250,663,849

*	Transactions in these investments are considered to be exempt party-in-interest transactions under Department of Labor regulations.
**	Cost information is not required for participant-directed investments.
(1)	The investments are shown at contract value.

THE AES CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain/ (Loss)
The AES Corporation	Common stock	$36,534,938	$—	$36,534,938	$36,534,938	$—

The AES Corporation	Common stock	$—	$30,416,567	$29,357,369	$30,416,567	$1,059,198

NOTE: The items listed above represents all transactions or series of transactions that are reportable under Section 2520.103-6, as amended, of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. There were no category (i), (ii) or (iv) reportable transactions during 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE AES CORPORATION

	BY:	/s/ MARY E. WOOD
Mary E. Wood Vice President and Controller (Duly Authorized Officer and Principal Accounting Officer)

Date: June 26, 2009

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm

99.1	Certification of Periodic Financial Reports